Registration Statement No. 333-237342

Filed Pursuant to Rule 433

December 10, 2020

Oil Volatility Continues to Drive Demand in 3X US Oil Exchange Traded Products

Due to the uncertainty that COVID-19 was going to have on the global economy in general, and crude oil specifically, West Texas Intermediate (WTI) front-month futures contracts closed at a negative price in April 2020. WTI represents the price for future delivery of a barrel of WTI crude oil. Since June 2020, WTI front-month futures contracts have traded between $34-$43 per contract. As of December 2020, WTI closed above $46 for the first time since early March 2020.

Source: Bloomberg L.P. Data from June 1, 2020 through December 3, 2020

There are a pair of exchange traded notes that offer sophisticated investors exposure to oil stocks who believe that WTI and relatedly, large oil company stocks may rise or fall in the future.

Many sophisticated investors who believe oil stocks will continue to rise and want to invest with leverage have turned their attention to the MicroSectors U.S. Big Oil Index 3X Leveraged ETN (NYSE: NRGU), a leveraged exchange traded note that attempts to deliver 300% of the daily performance of the Solactive MicroSectors™ U.S. Big Oil Index.

Alternatively, on the bearish side, many sophisticated investors have invested in the MicroSectors U.S. Big Oil Index -3X Leveraged ETN (NYSE: NRGD). NRGD attempts to deliver 300% of the inverse daily performance of the same index.

Upsizes for Both NRGU and NRGD

Both ETNs have been upsized numerous times in 2020, which is likely the result of a few factors. First, NRGU and NRGD are the 3x leveraged and -3x inverse leveraged, respectively, exchange traded notes with exposure to the U.S. energy sector listed in the U.S. Second, within the US energy sector, the price of crude oil futures has experienced unprecedented levels of volatility this year. In addition, on April 20, 2020, for the first time in history, the front-month WTI futures contract traded at a negative price. Since that day, the Solactive MicroSectors™ U.S. Big Oil Index has had periods of outperformance and underperformance compared to the S&P 500 Index and the Bloomberg WTI Crude Oil Subindex. The Bloomberg WTI Crude Oil Subindex is a single commodity subindex composed of futures contracts on crude oil.

As a result of these periods of heightened volatility, sophisticated investors may have increased their use of the daily leverage provided by the ETNs to make bullish or bearish investments linked to companies that operate in this sector. As a result of the rising demand for these ETNs in 2020, Bank of Montreal upsized NRGU 13 times and NRGD twice.

Source: Bloomberg L.P. The Bloomberg WTI Crude Oil Subindex Total Return measures the performance of the futures contract on WTI crude oil. Data from April 20, 2020 through December 3, 2020.

As of the beginning of December, the Solactive MicroSectors™ U.S. Big Oil Index was comprised of Exxon Mobil Corporation (NYSE: XOM), Chevron Corporation (NYSE: CVX), EOG Resources Inc. (NYSE: EOG), Occidental Petroleum Corporation (NYSE: OXY), ConocoPhillips (NYSE: COP), Marathon Petroleum (NYSE: MPC), Phillips 66 (NYSE: PSX), Valero Energy Corporation (NYSE: VLO), Pioneer Natural Resources (NYSE: PXD), and Hess Corp. (NYSE: HES). The Solactive MicroSectors™ U.S. Big Oil Index is equal-weighted and designed to provide exposure to the 10 largest U.S. listed oil stocks.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. You should proceed with extreme caution in considering an investment in the ETNs. For each ETN, please read the disclosure documents, including the relevant pricing supplements, for additional information, including the relevant risk factors, before making an investment decision.

Bank of Montreal, the issuer of the ETNs, has participated in the preparation of this article in connection with its offering of the ETNs. Bank of Montreal has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.